Exhibit 5.1

Greenberg Traurig, LLP The Shard, Level 8 | 32 London Bridge Street London SE1 9SG, United Kingdom DX 332903 LONDON BRIDGE 10 T: +44 (0) 203 349 8700 | F: +44 (0) 207 900 3632

Akari Therapeutics, Plc

Highdown House

Yeoman Way

Worthing

West Sussex

BN99 3HH

23 January 2026

Dear Sirs,

BACKGROUND

1.1	Our role

We have acted as English legal advisers to Akari Therapeutics, Plc (the “Company”), a public company with limited liability (with registered number 5252842) incorporated under the laws of England and Wales, in connection with the Registration Statement on Form S-1 (the “Registration Statement”) to be filed by the Company on or about 23 January 2026 with the Securities and Exchange Commission (the “SEC”) under the Securities Act 1933, as amended (the “Securities Act”), and the rules and regulations enacted thereunder (the “Rules”). The Registration Statement relates to the resale of up to an aggregate of 34,680,906 American Depositary Shares (“ADSs”) representing up to an aggregate of 69,361,812,000 ordinary shares (the “Warrant Shares”) of $0.000000005 nominal value per share in the capital of the Company (“Ordinary Shares”), consisting of: (i) 12,607,487 ADSs representing 25,214,974,000 Ordinary Shares issuable upon the exercise of unregistered Series G Warrants (the “Series G Warrants”) issued in a concurrent private placement conducted together with a registered direct offering in December 2025 (the “Registered Direct Offering”), (ii) 2,563,713 ADSs representing 5,127,426,000 Ordinary Shares issuable upon exercise of unregistered pre-funded warrants (the “Private Placement Pre-Funded Warrants”), issued in a concurrent private placement (the “Private Placement” and together with the Registered Direct Offering, the “Offerings”), (iii) 9,502,703 ADSs representing 19,005,406,000 Ordinary Shares issuable upon exercise of pre-funded warrants (the “Exchange Pre-Funded Warrants”) issued in a privately negotiated note cancellation and exchange (the “Exchange”), (iv) 9,502,703 ADSs representing 19,005,406,000 Ordinary Shares issuable upon exercise of unregistered note exchange warrants (the “Note Exchange Warrants”), issued in the Exchange, and (v) 504,300 ADSs representing 1,008,600,000 Ordinary Shares issuable upon exercise of placement agent warrants issued in connection with the Offerings (the “Placement Agent Warrants”, and together with the Series G Warrants, Private Placement Pre-Funded Warrants, Exchange Pre-Funded Warrants and Note Exchange Warrants, the “Warrants”). Each ADS represents 2,000 Ordinary Shares.

1.2	Defined terms and construction

In this opinion letter:

(a)	headings are for ease of reference only and shall not affect the interpretation of this opinion letter;

This is a legal communication, not a financial communication. Neither this nor any other communication from this firm is intended to be, or should be interpreted as, an invitation or inducement to any person to engage in any investment activity.

Greenberg Traurig, LLP is a limited liability partnership registered in England and Wales under number OC346053 and is regulated by the Solicitors Regulation Authority. The term shareholder is used to refer to a member of the LLP. A list of the members is open to inspection at the above address.

www.gtlaw.com

(b)	references to “paragraphs” are to paragraphs of this letter opinion;

(c)	“ADSs” has the meaning given to it in paragraph 1.1;

(d)	“Articles” means the Company’s articles of association from time to time in force;

(e)	“Board” means the board of directors of the Company;

(f)	“Board Resolution” has the meaning given to it in paragraph 2.1(a)(ii);

(g)	“Companies Act” means the Companies Act 2006 (as amended);

(h)	“Company” has the meaning given to it in paragraph 1.1;

(i)	“Insolvency Act” means the Insolvency Act 1986 (as amended);

(j)	“Ordinary Shares” has the meaning given to it in paragraph 1.1;

(k)	“Officer’s Certificate” has the meaning given to it in paragraph 2.1;

(l)	“Registration Statement” has the meaning given to it in paragraph 1.1;

(m)	“Rules” has the meaning given to it in paragraph 1.1;

(n)	“Searches” has the meaning given to it in paragraph 2.2, and “Search” shall be construed accordingly;

(o)	“SEC” has the meaning given to it in paragraph 1.1;

(p)	“Securities Act” has the meaning given to it in paragraph 1.1;

(q)	“Shareholders’ Resolutions” has the meaning given to it in paragraph 2.1(a)(i);

(r)	“Warrants” has the meaning given to it in paragraph 1.1; and

(s)	“Warrant Shares” has the meaning given to it in paragraph 1.1.

2.	EXAMINATION AND ENQUIRIES

2.1	Documents examined

For the purpose of giving this opinion letter, we have examined:

(a)	a certificate dated 22 January 2026 and signed by an officer of the Company (the “Officer’s Certificate”) and the documents attached to it, including:

(i)	minutes of the Company’s general meeting on 15 December 2025, including, inter alia, shareholders’ resolutions authorizing the directors of the Company to allot (and grant rights to subscribe for) Ordinary Shares for the purposes of section 551 of the Companies Act and conferring power on the directors of the Company to do so without the application of pre-emption rights pursuant to section 570 of the Companies Act (the “Shareholders’ Resolutions”) certified as true and correct by the Officer’s Certificate; and

(ii)	written resolutions of the board of directors of the Company dated 9 December 2025 and 19 January 2026 and minutes of a meeting of a committee of the board of directors of the Company dated 15 December 2025 approving, inter alia, the issue of the Warrants and other related documents and actions (the “Board Resolutions”) certified as true and correct by the Officer’s Certificate;

(b)	copies, certified as true and correct by the Officer’s Certificate, of the Articles, the Warrants, the Company’s certificate of incorporation and the Company’s last registered certificate of incorporation on change of name, each as available for free on-line viewing by the public on the website of Companies House, together the “Documents”.

2.2	Searches

At approximately:

(a)	10:25 am London time on 22 January 2026, CRO Info (a third-party search company) carried out a search of the filing history page of the Companies House on-line database in respect of the Company;

(b)	10:24 am London time on 22 January 2026, CRO Info made an enquiry of the Insolvency and Companies List (formerly known as the Companies Court) in London in relation to the Company; and

(c)	10:25 am London time on 22 January 2026, CRO Info made an enquiry at The Gazette in relation to the Company,

together the “Searches” and each a “Search”.

2.3	No other examination or enquiry

For the purpose of giving this opinion letter, we have only examined and relied on the Documents and made the Searches. We have made no further enquiries concerning the Company or any other matter in connection with the giving of this opinion letter.

2.4	Matters of fact

We have made no enquiry, and express no opinion, as to any matter of fact. As to matters of fact which are material to this opinion letter, we have relied entirely and without further enquiry on statements made in the Documents.

3.	OPINIONS

3.1	General statements regarding opinions

(a)	The opinions set out in the remainder of this paragraph 3 are given on the basis of the examination and enquiries referred to in paragraph 2 and the assumptions made in Appendix 1 and are subject to the qualifications set out in Appendix 2.

(b)	This opinion letter is strictly limited to the matters expressly stated in the remainder of this paragraph 3 and is not to be construed as extending by implication to any other matter.

(c)	We express no opinion on any taxation matter, and none is implied or may be inferred.

3.2	Status

(a)	The Company is a public company incorporated with limited liability under the laws of England and Wales and existing under the laws of England and Wales.

(b)	The searches and the enquiries referred to in paragraph 2.2 revealed that no order, petition or resolution for winding-up, no interim or final administration order and notice of the appointment of a receiver, administrative receiver or administrator has been filed at that time with respect to the Company and no moratorium pursuant to the Corporate Insolvency and Governance Act 2020 had been granted in respect of the Company.

3.3	Relevant Issuance

On the basis of the assumptions set out in Appendix 1, upon receipt of the aggregate consideration for the Warrant Shares to which holders of Warrants are entitled following exercise of the right to convert or exchange those Warrants into, or to purchase, Warrant Shares and entry of the names of the appropriate persons in the Company’s register of members, the relevant Warrant Shares will be validly issued, fully paid and no further amount may be called thereon.

4.	LAW AND RELIANCE

4.1	English law at today’s date

(a)	This opinion letter shall be governed by, and construed in accordance with, English law and relates only to English law as applied by the English courts as at today’s date. We do not undertake or accept any obligation to update this opinion letter to reflect subsequent changes in English law.

(b)	We express no opinion as to, and we have not investigated for the purposes of this opinion letter, the laws of any jurisdiction other than England and Wales.

(c)	We express no opinion on matters of fact.

4.2	Reliance

We are furnishing this opinion letter to you, solely for your benefit in connection with the Registration Statement. It may be relied upon by you and by persons entitled to rely upon it pursuant to applicable provisions of the Securities Act.

We hereby consent to your filing of this opinion letter as an exhibit to the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under section 7 of the Securities Act or the Rules.

Yours faithfully

/s/ Greenberg Traurig, LLP

APPENDIX 1
ASSUMPTIONS

1.	Signatures and Documents

(a)	The genuineness of all signatures (including electronic signatures), seals and stamps.

(b)	The authenticity and completeness of all documents submitted to us as originals and that all deeds and counterparts were executed in single physical form.

(c)	All documents dated earlier than the date of this opinion letter which we have reviewed remain accurate, complete and in full force and effect at the date of this opinion letter.

(d)	The conformity with the original documents of all documents submitted to us as drafts or copies and the authenticity and completeness of all such original documents.

(e)	All documents or extracts of documents submitted to us as copies or received in portable document format (PDF) conform to the originals, and that the original documents of which such copies or facsimiles or PDFs have been supplied to us were authentic and complete.

(f)	That each of the individuals who claims to be an officer of the Company is the individual whom he or she claims to be and holds the office he or she claims to hold.

(g)	The person whose name and electronic signature appears in the signature block of any Document is the person who signed and that signature was applied with the intention to authenticate that document.

2.	Resolutions and constitutional matters

(a)	The Board Resolutions were duly passed by the Board in accordance with the Articles and the Companies Act. The Board Resolutions are complete and correct and have not been amended or rescinded and are in full force and effect.

(b)	The Shareholders’ Resolutions were duly adopted by the requisite shareholders of the Company and have not been amended or rescinded and are in full force and effect.

(c)	Each director of the Company has disclosed any interest which he or she may have in the matters contemplated by the Board Resolution in accordance with the provisions of the Companies Act and the Articles and none of the directors of the Company has any interest in such matters except to the extent permitted by the Articles.

(d)	The creation and issue of Warrants was approved by valid resolutions of the Board duly passed, in accordance with the Articles and the Companies Act, and the Warrants were constituted in accordance with all applicable laws and the Articles.

(e)	The Warrants are accurate and properly completed, duly authorized, executed and delivered on behalf of the Company and authenticated, issued and paid for and registered in the register of holders of those Warrants maintained for this purpose, in each case in accordance with the instruments and/or agreements constituting those Warrants, the Articles and all applicable laws (as in force at all relevant times).

(f)	The instruments and/or agreements constituting the Warrants, and the obligations created by them, constitute legal, valid, binding and enforceable obligations of each of the parties to them under the laws by which they are expressed to be governed.

(g)	The Warrant Shares to which holders of Warrants are entitled following the exercise of the right to convert or exchange those Warrants into, or to purchase, Warrant Shares were duly allotted by a valid resolution of the Board duly passed, in accordance with the Articles and the Companies Act and pursuant to: (A) a valid authorization under section 551 of the Companies Act; and (B) a valid power under section 570 of the Companies Act to allot the Warrant Shares as if section 561 of the Companies Act did not apply to the allotment and that those sections of the Companies Act will continue in force unamended at all relevant times.

(h)	That no pre-emptive or similar rights exist or have been created over or in respect of any Warrant Shares other than pre-emption rights arising under section 561 of the Companies Act.

(i)	As at each date on which the Company allots and issues any Warrant Shares to which holders of Warrants are entitled following the exercise of the right to convert or exchange those Warrants into, or to purchase, Warrant Shares the Company will have received the aggregate consideration payable for those Warrant Shares as “cash consideration” (as defined in section 583(3) of the Companies Act), such aggregate consideration being not less than the nominal value of those Warrant Shares; and that section 583(3) of the Companies Act will continue in force unamended at all relevant times.

(j)	The right to convert or exchange Warrants into, or to purchase, Warrant Shares will be exercised, and Warrant Shares to which holders of Warrants are entitled thereupon will be allotted and issued, in accordance with the terms of the relevant Warrants.

3.	Accuracy and completeness of information

(a)	That there is no fact, matter (such as a mistake or misrepresentation before or at the time any document was entered into or a subsequent breach, release, waiver or variation of any right or provision) or additional document between some or all of the parties which would or might affect this opinion letter and which was not revealed to us by the documents examined or the searches and enquiries made by us in connection with the giving of this opinion letter.

(b)	The factual accuracy of the Officer’s Certificate as at the date hereof, and that there have been no amendments to the Articles since the date of the Officer’s Certificate.

(c)	The information disclosed by the Searches is true, accurate and complete and up-to-date and there is no information which should have been disclosed by the Searches which has not been disclosed for any reason.

(d)	As at the date on which the Company allots and issues any Warrant Shares to which holders of Warrants are entitled following the exercise of the right to convert or exchange those Warrants into, or to purchase, Warrant Shares, the documents examined or the searches and enquiries made by us in connection with the giving of this opinion letter would not be rendered untrue, inaccurate, incomplete or out of date in any relevant respect by reference to subsequent facts, matters, circumstances or events.

4.	Insolvency

The Company is and will be at all relevant times able to pay its debts when due (within the meaning of the Insolvency Act) and (i) will not become unable to pay its debts when due, or otherwise insolvent as a matter of applicable law; (ii) no proceedings have been or will be at any relevant time commenced or steps taken for the winding up of the Company or for the appointment of a receiver, trustee, manager, administrator, moratorium monitor or similar officer in respect of all or any assets of the Company; and (iii) has not taken and will not take and no other person has taken or will take analogous procedures or steps in any other jurisdiction.

5.	Other Assumptions

(a)	All applicable laws in force at all relevant times will be complied with in respect of anything done in relation to the offering, sale, issue and (where applicable) allotment of Warrant Shares and Warrants, including, without limitation, all applicable provisions of the Financial Services and Markets Act 2000 (as amended) and all applicable regulations made under it including the rules, requirements, directions and guidance issued by the Financial Conduct Authority and/or the Prudential Regulation Authority in force at all relevant times.

(b)	No Warrant Shares or Warrants are, or are intended to be, admitted to trading on any market, exchange or trading platform situated or operating in the United Kingdom.

(c)	All consents, licenses, approvals, notices, filing, publications and registrations which are necessary under any applicable laws in connection with the offering, sale, issue and (where applicable) allotment of Warrant Shares and Warrants have been made or obtained or will be made and obtained within the period permitted by such laws or regulations and are or will be in full force and effect.

(d)	No agreement, document or obligation to or by which the Company (or its assets) is a party or bound and no injunction or other court order against or affecting the Company would be breached or infringed by the performance of the transactions contemplated by the Registration Statement.

(e)	There is and will be no fact or matter (such as bad faith, coercion, duress, undue influence or a mistake or misrepresentation before or at the time any agreement or instrument is entered into, a subsequent breach, release, waiver or variation of any right or provision, an entitlement to rectification or circumstances giving rise to an estoppel) and no additional document between any relevant parties which in either case would or might affect this opinion letter and which was not revealed to us by the documents examined or the searches and enquiries made by us in connection with the giving of this opinion letter.

6.	Foreign law matters

There are no provisions of the laws of any jurisdiction outside England and Wales which would or might affect the opinions given in paragraph 3 of this opinion letter and insofar as the laws of any jurisdiction outside England and Wales may be relevant to such opinions, such laws have been and will be complied with.

APPENDIX 2
QUALIFICATIONS

1.	Accuracy and completeness of information

(a)	The Searches are not capable of revealing conclusively whether or not:

(i)	a winding-up order has been made or a resolution passed for the winding up of a company;

(ii)	an administration order has been made; or

(iii)	an administrator, liquidator, receiver, administrative receiver or moratorium monitor has been appointed,

as notice of these matters may not be filed with Companies House or the Insolvency and Companies List immediately and, when filed, may not be entered on the public record of the relevant company immediately. In addition, the Searches are not capable of revealing whether or not a winding-up petition or an application for an administration order has been presented.

(b)	The Searches relate only to a compulsory winding up and are not conclusively capable of revealing whether or not a winding-up petition in respect of a compulsory winding up has been presented, since details of the petition may not have been entered on the records of Companies House or the Insolvency and Companies List immediately or, in the case of a petition presented to the County Court, may not have been notified to the Insolvency and Companies List and entered on such records at all.

2.	Obligations performed outside England

(a)	Where an obligation is to be performed in a jurisdiction outside England, that obligation may not be enforceable in England to the extent that:

(i)	its performance would be illegal under the laws of, or contrary to public policy or to the exchange control regulations of, the other jurisdiction or the law applicable to the obligation; and

(ii)	the English courts take account of the law of that jurisdiction.

3.	Limitations arising from insolvency law

This opinion letter is subject to all insolvency, bankruptcy, liquidation, receivership, moratorium, reorganization, compromise or similar laws affecting the rights of creditors (including secured creditors) generally.

4.	Miscellaneous

(a)	The opinions set out in paragraph 3 relate only to Warrant Shares to which holders of Warrants are entitled following exercise of the right to convert or exchange those Warrants into, or to purchase, Warrant Shares that are new Ordinary Shares issued and allotted by the Company from time to time following the date of the Registration Statement. We express no opinion in respect of any other securities of the Company existing at the date of this opinion letter which may be offered or sold from time to time pursuant to the Registration Statement.

(b)	The opinions expressed in this opinion letter are subject to the effects of any United Nations, European Union or United Kingdom sanctions or other similar measures implemented or effective in the United Kingdom.

(c)	We do not express any opinion as to any taxation (including without limitation stamp duty and stamp duty reserve tax) which may arise or be incurred as a result of or in connection with the Warrant Shares or Warrants or as to tax matters generally.

(d)	Under the Articles, the Company may restrict the transferability of the Ordinary Shares or the rights of holders of such Ordinary Shares to hold or vote them.